UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
TEEKAY TANKERS LTD
(Name of Issuer)

Common stock
(Title of Class of Securities)

Y8565N102
(CUSIP Number)
JAVIER CASAMAYOR, PASEO DE LA CASTELLANA 110.28046 MADRID, SPAIN. 0034917378038 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 26, 2018
(Date of Event which Requires Filing of this Statement)
Appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)




CUSIP No.
Y8565N102


Page 2 of 5 Pages
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION AZVALOR ASSET MANAGEMENT, SGIIC, SA


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
3.

SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION
SPAIN



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER
11,340,122.
 SHARED VOTING POWER 11,340,122.
SOLE DISPOSITIVE POWER 0,00.
SHARED DISPOSITIVE POWER 00,000.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,340,122.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8964%
12.
TYPE OF REPORTING PERSON (see instructions)




CUSIP No. Y8565N102


Page 3 of 5 Pages


Item 1.
(a)
Name of Issuer
TEEKAY TANKERS LTD (b)
Address of Issuers Principal Executive Offices
C/O TEEKAY CORPORATION, 4TH FLOOR,
BELVEDERE BUILDING, 69 PITTS BAY ROAD
HAMILTON D0, HM08, BERMUDA
Item 2.
(a)
Name of Person Filing
AZVALOR ASSET MANAGEMENT, SGIIC, SA
(b)
Address of the Principal Office or, if none, residence
PASEO DE LA CASTELLANA 110. 28046, SPAIN.
(c)
Citizenship
SPAIN (d)
Title of Class of Securities

Common stock

(e)
CUSIP Number

Y8565N102 Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
?
Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.Ownership.



(a)

Amount beneficially owned:11,340,122 (b)
Percent of class: 4.8964%
(c)

Number of shares as to which the person has:(i)
Sole power to vote or to direct the vote 11,340,122
(ii)
Shared power to vote or to direct the vote0
(iii)
Sole power to dispose or to direct the disposition of 11,340,122

(iv)
Shared power to dispose or to direct the disposition of0




..

Item 5.Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.Identification and Classification of Members of the Group.
Not applicable.
Item 9.Notice of Dissolution of Group.
Not applicable.
Item 10.Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.Y8565N102

Page 5 of 5 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
10/05/2018
Date

/s/ SERGIO FERNANDEZ-PACHECO RUIZ-VILLAR
Signature CHIEF FINANCIAL OFFICER AND CHIEF OPERATIONAL OFFICER
Name/Title